March 21, 2001


                  STATEMENT BY VIVENDI UNIVERSAL ON ELEKTRIM



Vivendi Universal understands that the members of the Supervisory Board of Elektrim S.A., a Polish energy and telecommunications conglomerate, by a substantial majority decided to place the Management Board under the control of the President of the Supervisory Board. Vivendi Universal understands that another meeting of the Supervisory Board is scheduled for March 28, 2001.

Vivendi Universal would like to point out that it is a shareholder in Elektrim and contrary to certain allegations made in the press, has no interest or intention in damaging the company. Nevertheless, Vivendi Universal as a 49% shareholder in Elektrim Telekomunikacja Sp. z o.o, a company which controls 51% of Era PTC, a Polish GSM operator, has a duty to its own shareholders to act to protect its investments in Poland in the face of repeated and wilful breaches by the Management Board of Elektrim.

Vivendi Universal remains concerned by the financial situation of Elektrim as described by the press. Vivendi Universal has contributed in December 1999 1.2 billion USD to Elektrim in exchange for its 49% holding in Elektrim Telekomunikacja Sp. z o.o and has continued financing its share of the cash requirements of PTC since then.

In view of yesterday's favourable Supervisory Board decision Vivendi Universal is prepared to suspend its arbitration against Elektrim. This decision evidences Vivendi Universal's desire to restore confidence and amicable relations with Elektrim and jointly pursue the development of telecommunications services in Poland.

Vivendi Universal will request that the London International Court of Arbitration agree to temporarily suspend its arbitration against Elektrim.